BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

People’s Republic of China

August 2, 2022

VIA EDGAR

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on March 28, 2022 (File No. 001-51469)

Dear Ms. Jacobson and Mr. Littlepage,

This letter sets forth the Company’s responses to the comments contained in the letter dated July 19, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on March 28, 2022 (the “Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction

“China” or “PRC”, page 1

1.

You define China or PRC to exclude Hong Kong and Macau. Please revise this definition to remove these exclusions. Additionally, please ensure that your disclosure makes it clear that all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced definition as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

“China” or “PRC” refers to the People’s Republic of China, including Hong Kong and Macau and Taiwan; and “mainland China” refers to the People’s Republic of China ~~and solely for the purpose of this annual report~~, excluding Taiwan, Hong Kong and Macau;

Furthermore, the Company undertakes to revise the below disclosure in the lead-in paragraph of “Summary of Risk Factors” at the beginning of “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings (with additions underlined):

“An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.”

In addition, according to the specific circumstances in which these terms apply, the Company further undertakes to change references of “China” or “PRC” to “mainland China” or “mainland China and Hong Kong”, as applicable, in its future Form 20-F filings.

Introduction

“our Company”, page 1

2.

Additionally, revise your definition of “our Company” to indicate that Baidu Inc. is not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interests based in China and that this structure entails unique risks to investors. Provide cross-references to such risks which you cite at “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

In response to the Staff’s comment, the Company undertakes to revise the referenced definition as follows in its future Form 20-F filings (with additions underlined):

“our company” refers to Baidu, Inc., which is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with the variable interest entities based in China. This structure entails unique risks to investors, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details;

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

Introduction

“we, “ “us, “ “our” or “Baidu”, page 1

3.

Please revise your definition of “we,” “us,” “our,” or “Baidu” as well as “our Company” to clarify what is meant by “consolidated affiliated entities in China.” Identify all consolidated affiliated entities by name and indicate that you refer to them elsewhere in the filing as variable interest entities. Cross reference hereunder to the diagram found on page 134 illustrating your corporate structure, including your principal subsidiaries and the variable interest entities which you consolidate. Further explain that you do not have any equity ownership in such entities but rather include them in your consolidated financial statements based solely on contractual arrangements. Also, refrain from using terms such as “our” when describing activities or functions of the VIEs. In this regard, we note numerous references to “our variable interest entities” (page 199) and “our consolidated affiliated entities” throughout the filing.

In response to the Staff’s comment, the Company undertakes to revise the referenced definition as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

“we,” “us,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, ~~our consolidated affiliated entities~~ the variable interest entities in China, including, but not limited to, Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom, Beijing Perusal Technology Co., Ltd., or Beijing Perusal, Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI, and all of the variable interest entities, or VIEs, are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;

In addition, the Company further undertakes to change all references of “consolidated affiliated entities” to “variable interest entities” or “variable interest entities and their subsidiaries”, as applicable, and change all references of “our variable interest entities” to “the variable interest entities” in its future Form 20-F filings.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

Item 3. Key Information

Our Corporate Structure and Contractual Arrangements with our Consolidated Affiliated Entities, page 3

4.

Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Although you state the “contractual arrangements may not be as effective in providing control over these entities as direct ownership,” you state nevertheless that the contractual arrangements enable you to “exercise effective control” over your consolidated affiliated entities. You also mention hereunder and elsewhere in your filing outside the financial statements the “economic benefits” that you receive from these arrangements. Any references to control or benefits that accrue to you because of the variable interest entities should be limited to a clear description of the conditions that you have satisfied for consolidation of the VIEs under US GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship. Accordingly, please remove any analogy to a parent-subsidiary relationship between your Company and the VIEs. We note your statements on page 139.

In response to the Staff’s comment, the Company undertakes to revise the disclosure as follows (page references are made to the Form 20-F filed on March 28, 2022 to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 135:

“We do not have any equity interests in ~~our consolidated affiliated entities~~ the variable interest entities and these contractual agreements are not equivalent to equity ownership in the business of the variable interest entities. ~~However~~, Despite the lack of equity ownership, as a result of the contractual arrangements, ~~we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements.~~ the shareholders of the variable interest entities effectively assigned all of their voting rights underlying their equity interest in the variable interest entities to the Primary Beneficiaries, which gives our company/iQIYI the power to direct the activities that most significantly impact the variable interest entities’ economic performance. In addition, through the other exclusive agreements, which consist of exclusive equity purchase agreement, operating agreements/business operation agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or by their wholly-owned subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the variable interest entities. The variable interest entities are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, we consolidate the variable interest entities as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation.”

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

Page 139:

“Through design of the aforementioned agreements, the nominee shareholders of these variable interest ~~affiliated~~ entities have effectively assigned their full voting rights to our company/iQIYI, which gives our company/iQIYI the power to direct the activities that most significantly impact the variable interest ~~affiliated~~ entities’ economic performance. Our company/iQIYI obtains the ability to approve decisions made by the variable interest ~~affiliated~~ entities and the ability to acquire the equity interests in the variable interest ~~affiliated~~ entities when permitted by PRC law. Our company/iQIYI is obligated to absorb losses of the variable interest ~~affiliated~~ entities that could potentially be significant to the variable interest ~~affiliated~~ entities through providing unlimited financial support to the ~~affiliated~~ variable interest entities or is entitled to receive economic benefits from the variable interest ~~affiliated~~ entities that could potentially be significant to the variable interest ~~affiliated~~ entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, our company/iQIYI is determined to be the primary beneficiary of these variable interest ~~affiliated~~ entities. ~~Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these affiliated entities through these contractual arrangements, and~~ we consolidate these variable interest ~~affiliated~~ entities through our company/iQIYI as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation.

We have also entered into contractual arrangements with several other variable interest ~~affiliated~~ entities and their respective nominee shareholders, including iQIYI’s variable interest ~~affiliated~~ entities and their respective nominee shareholders, through some of our subsidiaries other than Baidu Online and Beijing QIYI Century, which result in our company/iQIYI or relevant subsidiaries, as the case may be, being the primary beneficiaries of the relevant variable interest ~~affiliated~~ entities. As a result of these contractual arrangements, ~~there exists a parent-subsidiary relationship between us and the relevant affiliated entities, and~~ we consolidate these other variable interest ~~affiliated~~ entities through the subsidiaries as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation.”

Further, the Company undertakes to remove any analogy to a parent-subsidiary relationship between the Company and the VIEs from its future Form 20-F filings.

Item 3. Key Information

A. Selected Financial Data

Financial Information Related to the Consolidated Affiliated Entities, page 9

5.

We note your statement on page 139 that your “company/iQIYI is determined to be the primary beneficiary of these affiliated entities.” Please revise your presentation of your condensed consolidating schedules of financial performance, financial position and cash flows as of the dates presented so that the primary beneficiary is disaggregated and transparent.

Additionally, since you do not hold any equity in the consolidated affiliated entities, please characterize your respective economic interest in such entities as a receivable on the condensed consolidated balance sheets (pages 10-11) instead of an investment.

In response to the Staff’s comment, the Company undertakes to revise the presentation of the condensed consolidating schedules of financial performance, financial position and cash flows as follows in its future Form 20-F filings:

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

“Financial Information Related to the Variable Interest~~Consolidated Affiliated~~ Entities

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for Baidu, Inc., its wholly owned subsidiaries that are the Primary Beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs excluding Baidu, Inc.”), its other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), ~~our consolidated affiliated entities~~ VIEs and VIEs’ subsidiaries that we consolidate ~~other entities~~ for the periods and as of the dates presented.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the Year Ended December 31, 2021
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenue	—	4	83,424	61,380	(20,315)	124,493
Net (loss) income	(2,245)	(6,248)	16,330	(220)	(26)	7,591

	For the Year Ended December 31, 2020
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenue	—	—	69,425	52,666	(15,017)	107,074
Net (loss) income	(2,082)	(7,055)	26,137	2,091	(65)	19,026

	For the Year Ended December 31, 2019
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenue	—	—	72,172	51,988	(16,747)	107,413
Net (loss) income	(1,530)	(10,322)	12,550	(2,950)	(36)	(2,288)

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Assets
Cash and cash equivalents	11,448	1,673	20,850	2,879	—	36,850
Short-term investments	6,499	2	133,756	2,986	—	143,243
Accounts receivable, net	—	—	2,491	7,490	—	9,981
Others	61	50	15,056	8,074	—	23,241
Total current assets	18,008	1,725	172,153	21,429	—	213,315
Fixed assets, net	199	—	13,923	8,905	—	23,027
Intangible assets, net	—	1	74	1,614	—	1,689
Licensed copyrights, net	—	—	4,969	2,289	—	7,258
Produced content, net	—	—	525	10,426	—	10,951
Long-term investments, net	—	374	43,960	22,998	—	67,332
Investments in subsidiaries, VIEs and VIEs’ subsidiaries(1)	13,014	560	35,298	106	(48,978)	—
Operating lease right-of-use assets	—	—	4,989	7,076	—	12,065
Others	—	152	33,548	10,697	—	44,397
Total non-current assets	13,213	1,087	137,286	64,111	(48,978)	166,719
Amounts due from the entities within Baidu(2)	6,116	19,247	3,269	—	(28,632)	—
Total assets	37,337	22,059	312,708	85,540	(77,610)	380,034
Liabilities
Accounts payable and accrued liabilities	712	71	22,249	18,352	—	41,384
Customers’ deposits and deferred revenue	—	—	7,656	6,050	—	13,706
Operating lease liabilities	—	—	243	2,619	—	2,862
Others	10,450	—	2,515	3,571	—	16,536
Total current liabilities	11,162	71	32,663	30,592	—	74,488
Operating lease liabilities	—	—	316	5,253	—	5,569
Others	55,748	12,655	6,589	1,033	—	76,025
Total non-current liabilities	55,748	12,655	6,905	6,286	—	81,594
Amounts due to the entities within Baidu(2)	—	—	—	28,632	(28,632)	—
Total liabilities	66,910	12,726	39,568	65,510	(28,632)	156,082

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

	As of December 31, 2020
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Assets
Cash and cash equivalents	4,079	6,080	23,275	2,348	—	35,782
Short-term investments	—	291	119,181	6,930	—	126,402
Accounts receivable, net	—	—	2,517	6,151	—	8,668
Others	78	58	3,794	8,560	—	12,490
Total current assets	4,157	6,429	148,767	23,989	—	183,342
Fixed assets, net	192	—	12,338	4,978	—	17,508
Intangible assets, net	—	2	521	1,499	—	2,022
Licensed copyrights, net	—	—	5,442	993	—	6,435
Produced content, net	—	—	426	6,130	—	6,556
Long-term investments, net	—	171	56,970	19,092	—	76,233
Investments in subsidiaries, VIEs and VIEs’ subsidiaries(1)	8,471	163	33,103	1,615	(43,352)	—
Operating lease right-of-use assets	—	—	3,344	6,460	—	9,804
Others	—	149	22,942	7,717	—	30,808
Total non-current assets	8,663	485	135,086	48,484	(43,352)	149,366
Amounts due from the entities within Baidu(2)	—	20,379	3,067	—	(23,446)	—
Total assets	12,820	27,293	286,920	72,473	(66,798)	332,708
Liabilities
Accounts payable and accrued liabilities	649	92	21,612	14,363	—	36,716
Customers’ deposits and deferred revenue	—	—	6,635	5,991	—	12,626
Operating lease liabilities	—	—	298	2,068	—	2,366
Others	6,453	4,752	2,843	2,629	—	16,677
Total current liabilities	7,102	4,844	31,388	25,051	—	68,385
Operating lease liabilities	—	—	317	4,376	—	4,693
Others	48,408	11,942	6,294	1,143	—	67,787
Total non-current liabilities	48,408	11,942	6,611	5,519	—	72,480
Amounts due to the entities within Baidu(2)	3,854	—	—	19,592	(23,446)	—
Total liabilities	59,364	16,786	37,999	50,162	(23,446)	140,865

Note:

(1)

It represents the elimination of the investment in our subsidiaries and ~~consolidated affiliated entities~~ the VIEs and ~~their~~VIEs’ subsidiaries, which includes RMB19.4 billion and RMB19.1 billion of investments in VIEs through loans to nominee shareholders for the years ended December 31, 2021 and 2020, respectively.

(2)	It represents the elimination of intercompany balances among Baidu, Inc., our subsidiaries and ~~consolidated affiliated entities~~ the VIEs and VIEs’~~their~~ subsidiaries.

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,853)	(371)	18,080	4,121	145	20,122
Net cash (used in)/provided by investing activities	(16,183)	(3,564)	(25,081)	(7,551)	20,935	(31,444)
Net cash provided by/(used in) financing activities	25,628	(272)	11,681	3,999	(17,640)	23,396

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

	For the Year Ended December 31, 2020
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,912)	(295)	21,643	4,616	148	24,200
Net cash provided by/(used in) investing activities	5,921	(7,284)	(27,334)	(8,382)	9,526	(27,552)
Net cash (used in)/provided by financing activities	(1,757)	10,895	2,566	3,859	(9,898)	5,665

	For the Year Ended December 31, 2019
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,720)	(56)	28,469	1,649	116	28,458
Net cash provided by/(used in) investing activities	12,870	(7,335)	(17,963)	(4,829)	(2,717)	(19,974)
Net cash (used in)/provided by financing activities	(11,494)	7,489	(6,073)	3,604	2,601	(3,873)

The Company respectfully advises the Staff that although the Company does not hold any equity in the variable interest entities, the Company follows ASC 810-10-35-3 and accounts for a primary beneficiary’s economic interest in a consolidated variable interest entity in the same manner as an entity consolidated based on voting interests. The Company and its subsidiaries provide long-term loans to the nominee shareholders of the consolidated variable interest entities to enable the nominee shareholders to fund the capitalization of these entities and the Company does not intend to seek repayment with respect to such loans. The terms of the loans can be extended with the written consent of both parties prior to their expiration and, historically, the Company has extended the terms of all such loans prior to their respective maturity dates. Therefore, such intercompany transactions are of a long-term investment nature and are considered to be part of the net investment as they are intercompany accounts for which settlement is not planned or anticipated in the foreseeable future.

Item 4. Information on the Company

C. Organizational Structure, page 134

6.

You also state on page 139 that you entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders, including iQIYI’s affiliated entities and their respective nominee shareholders, through some of your subsidiaries other than Baidu Online and Beijing QIYI Century. Please identify these other affiliated entities and subsidiaries with which they are affiliated and include them on the list hereunder.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the Company conducts its business across a wide range of industries in China through its subsidiaries and the variable interest entities and has entered into contractual arrangements with a large number of variable interest entities and their respective nominee shareholders. Therefore, it would be unduly burdensome to identify each variable interest entity and their respective subsidiaries in the Form 20-F. In addition, except for Baidu Netcom, Beijing Perusal and Beijing iQIYI, the aggregate external revenues contributed by the Company’s other variable interest entities accounted for 6%, 4% and 7% of its total consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively, and none of these variable interest entities individually accounted for more than 6%, 4% and 4% of its total consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively. Besides, the contractual arrangements with these other variable interest entities contain substantially similar terms as that of Baidu Netcom, Beijing Perusal and Beijing iQIYI.

In accordance with Form 20-F’s instructions to Item 4.C, the Company has provided a list of significant subsidiaries and variable interest entities, including name, country of incorporation or residence, and a diagram illustrating its corporate structure on page 134 of the Form 20-F. See “Item 4. Information on the Company—C. Organizational Structure.”

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 140

7.

Please briefly discuss how the Foreign Investment Law could materially affect, directly or indirectly, your operations, organizational structures, activities, and how it would cause reported financial information not to be necessarily indicative of future operating results or future financial condition, should the VIE contractual arrangements be deemed as a form of foreign investment. Refer to Instruction 9 to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“……

Our operations are primarily conducted in China through (i) our PRC subsidiaries and (ii) contractual arrangements with the variable interest entities based in China, and revenues are primarily generated from China. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, the definition of “foreign investment” thereunder is relatively wide and contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If any of the variable interest entities were deemed as a foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any PRC laws, administrative regulations or provisions, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us and our ability to consolidate the variable interest entities in the consolidated financial statements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

Our total revenues were RMB107.4 billion in 2019 and RMB107.1 billion in 2020, and increased by 16% to RMB124.5 billion (US$19.5 billion) in 2021 from that of 2020. ……“

Notes to the Consolidated Financial Statements

1. Organization and Basis of Presentation

Equity Pledge Agreement, page F-18

8.

We note the opinion of your legal counsel regarding the VIEs. Please qualify your statement to make clear, if true, that your basis for consolidation of the variable interest entities was premised on prior WFOE regulations governing the VIE contractual arrangements which are now subject to further guidance and interpretation under the recently enacted Foreign Investment Law. Further disclose that there is uncertainty regarding the interpretation of the Foreign Investment Law with respect to VIE contractual arrangements as a form of foreign investment which could impact your accounting treatment and organizational structures in the future.

The Company respectfully advises the Staff that the opinion of its legal counsel regarding the VIEs was based on the PRC laws and regulations publicly available and currently in force as of March 28, 2022, which includes the recently enacted Foreign Investment Law that came into effect on January 1, 2020.

In response to the Staff’s comment, the Company proposes to revise its disclosure, on page F-19 of Form 20-F, as follows in its future annual reports on Form 20-F:

“On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in the PRC. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. If any of the VIEs would be deemed as a foreign invested enterprise and any of the Company’s business would be included in any negative list or other form of restrictions on foreign investment, the Company’s current organizational structure could be in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 2, 2022

In addition, if the current organizational structure or any of the contractual arrangements were found to be in violation of any existing and/or future PRC laws or regulations, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may ~~result in a material and adverse effect on~~ cause the Company to lose its right to ~~ability to conduct its operations. In such case, the Company may not be able to~~ direct the activities that most significantly impact the VIEs and/or the right to receive economic benefits that could potentially be significant to ~~operate or control~~ the VIEs based on the contractual arrangements, which may result in ~~deconsolidation of~~ the Company no longer being able to consolidate the financial results of the VIEs in the consolidated financial statements.

Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned agreements.”

*  *  *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 5992 8888 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Rong Luo
Rong Luo Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc. Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Hua Ying Li, Partner, Ernst & Young Hua Ming LLP